DREYFUS PREMIER GNMA FUND, INC.
                            Registration No. 811-4215

                                  Sub-Item 77M


During the semi-annual period ended October 31, 2007, Dreyfus GNMA Fund, Inc. (the "Acquiring Fund") acquired the assets of Dreyfus Premier GNMA Fund (the "Acquired Fund"), as described below.

On, November 6, 2006, the Acquiring Fund's Board of Directors, unanimously approved an Agreement and Plan of Reorganization providing for the transfer of all of the Acquired Fund's assets in a tax-free reorganization to the Acquiring Fund, in exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of the Acquired Fund's stated liabilities.

At a Special Meeting of Shareholders of the Acquired Fund held on March 1, 2007, shareholders of the Acquired Fund voted to approve the Agreement and Plan of Reorganization. The vote of the Acquiring Fund's shareholders was not solicited since their approval or consent was not necessary for the exchange.

After the close of business on May 3, 2007, the Reorganization was consummated and the shares of the Acquiring Fund received by the Acquired Fund's shareholders were distributed to the Acquired Fund's shareholders in liquidation of the Acquired Fund. A form N-8F will be filed with the SEC to de-register the Acquired Fund.